Exhibit 13.1

MANAGEMENT'S REPORT TO SHAREHOLDERS
Management’s Responsibility for Financial Statements
The management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is responsible for the preparation and integrity of the accompanying financial statements and all other information contained in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.
The Company has established internal accounting control systems which are designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the Company’s accounting records. The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.
The Audit Committee reviews the financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The shareholders have appointed KPMG LLP as the external auditors of the Company. The Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders, which describes the scope of their examination and expresses their opinion, is included with the financial statements for the year ended December 31, 2018.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13(a) – 15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification and Disclosure in Issuer's Annual and Interim filings. Internal control over financial reporting is designed by, or designed under the supervision of, our President and CEO and our Executive Vice President and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our President and CEO and our Executive Vice President and CFO, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted as of December 31, 2018 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2018 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2018 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2018.

(signed) “Brent A. Eshleman”	(signed) “Maxwell (Max) Lof”

Brent A. Eshleman, P.Eng.	Maxwell (Max) Lof
President and CEO	Executive Vice President and CFO
March 14, 2019

Bellatrix Exploration Ltd.	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Bellatrix Exploration Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Bellatrix Exploration Ltd.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2018 and 2017, the related statements of profit (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively, the financial statements), and our report dated March 14, 2019 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting included in Management`s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(signed) "KPMG LLP"
Chartered Professional Accountants
Calgary, Canada
March 14, 2019

Bellatrix Exploration Ltd.	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Bellatrix Exploration Ltd.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Bellatrix Exploration Ltd. (the Company) as of December 31, 2018 and 2017, the related statements of profit (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has significant uncertainties relating to its ability to meet its financial obligations on scheduled debt maturities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) "KPMG LLP"
Chartered Professional Accountants
We have served as the Company’s auditor since 1996.
Calgary, Canada
March 14, 2019

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
BALANCE SHEETS
(expressed in Canadian dollars)
As at December 31,

($000s)	2018	2017

ASSETS
Current assets
Accounts receivable (note 6)	$36,955	$45,672
Deposits and prepaid expenses	3,516	3,709
Current portion of risk management asset (note 6)	9,852	31,910
	50,323	81,291

Risk management asset (note 6)	3,291	1,213
Deferred taxes (note 15)	—	48,298
Exploration and evaluation assets (note 8)	17,707	22,731
Property, plant and equipment (note 9)	1,164,422	1,187,390
Total assets	$1,235,743	$1,340,923

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$61,211	$73,307
Current portion of other deferred liabilities (note 11)	1,909	20,790
Current portion of risk management liability (note 6)	917	4,468
Current portion of Credit Facilities (note 7)	47,763	—
Current portion of decommissioning liability (note 10)	2,387	1,924
	114,187	100,489

Credit Facilities (note 7)	—	52,066
Second Lien Notes (note 7)	137,097	—
Senior Notes (note 7)	196,000	305,409
Convertible Debentures (liability component) (note 7)	41,732	39,426
Risk management liability (note 6)	1,652	3,422
Other deferred liabilities (note 11)	10,863	7,402
Decommissioning liabilities (note 10)	61,487	58,687
Total liabilities	563,018	566,901

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 12)	1,112,619	1,068,377
Warrants (note 7)	1,652	—
Convertible Debentures (equity component) (note 7)	7,818	7,818
Contributed surplus	56,499	56,092
Retained earnings (deficit)	(505,863)	(358,265)
Total shareholders’ equity	672,725	774,022
Total liabilities and shareholders’ equity	$1,235,743	$1,340,923
GOING CONCERN (note 2)
COMMITMENTS (note 19)
See accompanying notes to the financial statements.
On behalf of the Board of Directors

(signed) “Keith S. Turnbull”	(signed) “W.C. (Mickey) Dunn”

Keith S. Turnbull, B.Sc., CPA, CA	W.C. (Mickey) Dunn
Director, Chairman Audit Committee	Director, Chairman of the Board

Bellatrix Exploration Ltd.	4

BELLATRIX EXPLORATION LTD.
STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(expressed in Canadian dollars)
For the years ended December 31,

($000s, except per share amounts)	2018	2017

REVENUES
Petroleum and natural gas sales (note 13)	$223,136	$243,825
Royalties	(23,789)	(23,961)
Other income (note 13)	5,576	5,574
Total revenues net of royalties	204,923	225,438

Realized gain on commodity contracts (note 6)	30,536	31,324
Unrealized gain (loss) on commodity contracts (note 6)	(18,082)	45,238
Revenues net of royalties and commodity contracts	217,377	302,000

EXPENSES
Production	97,526	111,816
Transportation	27,285	23,549
General and administrative	28,389	29,377
Loss on marketable securities	—	461
Share-based compensation (note 14)	(503)	532
Depletion, depreciation and impairment (note 9)	107,426	133,802
Loss on onerous contracts (note 11)	5,362	—
(Gain) loss on dispositions (note 9)	(8,164)	56,672
(Gain) loss on Senior Notes settlements (note 7)	(6,145)	—
	251,176	356,209

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(33,799)	(54,209)

Finance expenses (note 16)	40,754	39,240
Realized (gain) loss on foreign exchange (note 17)	8,296	797
Unrealized (gain) loss on foreign exchange (note 17)	15,195	(18,298)

NET PROFIT (LOSS) BEFORE TAXES	(98,044)	(75,948)

TAXES
Deferred tax expense (recovery) (note 15)	48,295	15,415

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(146,339)	$(91,363)

Net profit (loss) per share (note 18)
Basic	$(2.45)	$(1.85)
Diluted	$(2.45)	$(1.85)
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	5

BELLATRIX EXPLORATION LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2018	2017

SHAREHOLDERS’ CAPITAL
Common shares (note 12)
Balance, beginning of year	$1,068,377	$1,068,084
Issued for property acquisition, net of tax effect	12,053	—
Issued on Senior Notes settlements	31,306	—
Flow through shares issued	1,143	—
Share issue costs on equity issue, net of tax effect	(387)	4
Share-based compensation awards	127	289
Balance, end of year	1,112,619	1,068,377

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 7)
Balance, beginning of year	7,818	7,818
Balance, end of year	7,818	7,818

CONTRIBUTED SURPLUS
Balance, beginning of year	56,092	54,418
Share-based compensation expense (note 14)	525	2,233
Adjustment of share-based compensation expense for forfeitures of unvested share options	(118)	(559)
Balance, end of year	56,499	56,092

WARRANTS
Balance, beginning of year	—	—
Warrants issued, net of tax (note 7)	1,652	—
Balance, end of period	1,652	—

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(358,265)	(266,902)
Settlement of Senior Notes, net of tax effect (note 7)	(1,259)	—
Net profit (loss)	(146,339)	(91,363)
Balance, end of year	(505,863)	(358,265)

TOTAL SHAREHOLDERS’ EQUITY	$672,725	$774,022
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	6

BELLATRIX EXPLORATION LTD.
STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2018	2017

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit (loss)	$(146,339)	$(91,363)
Adjustments for:
Depletion, depreciation and impairment (note 9)	107,426	133,802
(Gain) loss on dispositions (note 7)	(8,164)	56,672
Loss on onerous contracts (note 11)	5,362	—
Accretion on decommissioning obligations (note 10)	1,328	1,287
Non-cash financing and accretion	5,035	4,803
Share-based compensation (note 14)	(393)	699
Unrealized (gain) loss on commodity contracts (note 6)	18,082	(45,238)
Unrealized foreign exchange (gain) loss (note 17)	15,195	(18,298)
Loss on marketable securities	—	461
Deferred tax expense (recovery) (note 15)	48,295	15,415
(Gain) loss on Senior Notes settlements	(6,145)	—
Realized foreign exchange on Senior Note Settlements (note 7)	8,343	—
Decommissioning costs incurred (note 10)	(2,242)	(2,758)
Change in non-cash working capital (note 21)	16,692	(272)
	62,475	55,210

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of Second Lien Notes (note 7)	39,815	—
Transaction costs on Senior Note exchange	(3,617)	—
Issuance of share capital, net of issue costs (note 12)	615	4
Settlement of share based payments	(457)	(1,246)
Advances from (repayment of) loans and borrowings	(4,303)	32,923
Financing obligations (note 11)	(2,675)	(7,558)
Deferred lease inducements (note 11)	(332)	(366)
Deferred capital obligations (note 11)	(3,795)	(14,693)
Change in non-cash working capital (note 21)	(6,371)	16,353
	18,880	25,417

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets (note 8)	(577)	(1,664)
Additions to property, plant and equipment (note 9)	(69,515)	(121,586)
Proceeds on sale of property, plant and equipment	1,106	48,370
Proceeds on sale of marketable securities	—	3,861
Change in non-cash working capital (note 21)	(12,369)	(9,608)
	(81,355)	(80,627)

Change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash paid:
Interest	$35,018	$33,930
Taxes	$—	$—
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	7

NOTES TO THE FINANCIAL STATEMENTS
(expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These financial statements (“financial statements”) were authorized by the Board of Directors on March 14, 2019. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of measurement
The financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality, and within the framework of the significant policies summarized in note 3. Significant estimates and judgments used in the preparation of the financial statements are detailed in note 4.

c.	Basis of presentation
These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.
As previously announced, the revolving period under the Company’s Credit Facilities expires on May 30, 2019, but is extendible annually thereafter at the option of the Company, subject to lender approval. If the revolving period is not extended in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The Company has been advancing efforts and evaluating potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value.  Such efforts include, among other things, Bellatrix’s ongoing discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing its outstanding US$145.8 million of 8.50% senior unsecured notes ("Senior Notes") due May 15, 2020 and extending the maturity of the Credit Facilities beyond November 30, 2019. The Company cautions that it can make no assurances as to whether any agreement with respect to a potential transaction may be reached, or the terms or timing of any such potential transaction.
As a result, there is currently significant uncertainty related to these future events and conditions that raise substantial doubt about whether the Company will continue as a going concern, and therefore, whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the Financial Statements. Readers are cautioned to review note 7 for additional information in this regard. However, management believes that the Company will be successful in obtaining alternative debt financing and extending near term debt maturities as outlined in note 6(d) and note 7 in a timely manner and, accordingly, has prepared these financial statements on a going concern basis. Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the Company not continue as a going concern. These adjustments could be material.
Bellatrix continues to generate sufficient cash flow to meet its obligations in the ordinary course, including interest payments, capital spending and abandonment and remediation expenses, subject to achieving an extension of debt maturities.

Bellatrix Exploration Ltd.	8

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Revenue Recognition
Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers and excludes amounts collected on behalf of third parties. Bellatrix recognizes revenue when it transfers control of the product to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the delivery mechanism agreed with the customer, often pipelines or other transportation methods. The amount of revenue recognized is based on the agreed upon transaction price, whereby any variability in revenue is related specifically to the Company's efforts to deliver production. Therefore, the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of Bellatrix's variable revenue is considered to be constrained.
Bellatrix evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Bellatrix obtains control of the product delivered, which is indicated by Bellatrix having the primary responsibility for the delivery of the product, having the ability to establish prices or having inventory risk. If Bellatrix acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.
Processing fees charged to other entities for use of pipelines and facilities owned by the Company are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Processing fees charged to other entities under contracts with customers are recognized in revenue when the related services are provided.
Bellatrix’s revenue transactions do not contain significant financing components and payments are typically due on the 25th day of the month following delivery. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less.

b.	Transportation
Costs paid by Bellatrix for the transportation of crude oil, natural gas, condensate and NGLs to the point of control transfer are recognized when the transportation is provided.

c.	Joint Interests
A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result, the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

d.	Property, Plant and Equipment and Exploration and Evaluation Assets

I.	Pre-exploration expenditures
Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.	Exploration and evaluation expenditures
Once the legal right to explore has been acquired, costs incurred are capitalized as intangible exploration and evaluation assets (“E&E"). These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion, until technical feasibility and commercial viability have been determined.
E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.	Developing and production costs
Items of property, plant and equipment (“PP&E”), which include oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and accumulated impairment losses net of recoveries.

Bellatrix Exploration Ltd.	9

IV.	Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

V.	Depletion and depreciation
Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers in accordance with National Instrument 51-101, Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.
Calculations for depletion are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.
Depreciation is recognized on significant facilities to expense the cost of significant components of assets less their residual values over their useful lives. Phase 1 of the Alder Flats Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years

•	Other properties and equipment - 10 years

•	Turnarounds - 5 years
Depreciation of office furniture and equipment is provided for on a 20% declining balance basis.
Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

VI.	Dispositions
Gains on disposal of an item of PP&E or E&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E or E&E and are recognized separately in the Statements of Profit (Loss) and Comprehensive Income (Loss). Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the Statements of Profit (Loss) and Comprehensive Income (Loss).

e.	Impairment

I.	Financial assets
Impairment of financial assets is determined by measuring the assets' expected credit loss ("ECL"). Accounts receivable are due within one year or less; therefore, these financial assets are not considered to have a significant financing component and a lifetime ECL is measured at the date of initial recognition of the accounts receivable.
The ECL pertaining to accounts receivable is assessed at initial recognition and this provision is re-assessed at each reporting date. ECLs are a probability-weighted estimate of all possible default events related to the financial asset and are measured as the difference between the present value of the cash flows due to Bellatrix and the cash flows the Company expects to receive, including cash flows expected from collateral and other credit enhancements that are a part of contractual terms. In making an assessment as to whether financial assets are credit-impaired, the Company considers historically realized bad debts, counterparty's identity, customers pay practices and the terms of the contract under which the obligation arose. The carrying amounts of financial assets are reduced by the amount of the ECL through an allowance account and losses are recognized within general and administrative ("G&A") expense in the Statements of Profit (Loss) and Comprehensive Income.
Based on industry experience, the Company considers its accounts receivable to be in default when the receivable is more than 90 days past due. Once the Company has pursued collection activities and it has been determined that the incremental cost of pursuing collection outweighs the benefits, Bellatrix derecognizes the gross carrying amount of the financial asset and the associated allowance from the balance sheets.

Bellatrix Exploration Ltd.	10

II.	Non-financial assets
Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The impairment test is performed at the asset or CGU level.
The recoverable amount of an asset or a cash-generating unit ("CGU") is the greater of its value in use (“VIU”) and its fair value less costs to sell (“FVLCS”). FVLCS is determined to be the amount for which the asset could be sold in an arm’s length transaction. FVLCS can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the Company’s Statement of Profit (Loss) and Comprehensive Income (Loss) in the period in which it occurs.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.
E&E assets are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in PP&E). E&E assets are grouped together with the Company’s CGU’s when they are assessed for impairment.

f.	Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance expense.
Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the risk-free rate.

I.	Decommissioning liabilities
The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.
Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset. The accretion or unwinding of the discount on the decommissioning provision is recognized as a finance expense. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.	Environmental liabilities
The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

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g.	Share-based Payments

I.	Equity-settled transactions
Bellatrix accounts for options issued under the Company’s share option plan by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.	Cash-settled transactions
The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.
Awards under the Award Incentive Plan ("Award Plan") may be settled in cash, in common shares of the Company, or a combination thereof. The Company’s Restricted and Performance Award Plan is accounted for as a cash settled share based payment plan in which the fair value of the amounts payable under the Award Plan are recognized incrementally as an expense over the vesting period, with a corresponding change in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

h.	Income Taxes
Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.	Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid, to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, by the date of the statement of financial position.

II.	Deferred tax
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted, or substantively enacted, by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i.	Financial Instruments
All financial assets are initially measured at fair value. Financial assets are subsequently measured at either amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"), depending on the Company's business model for managing the financial assets, and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition, except if the Company changes its business model for managing financial assets.
A financial asset is subsequently measured at amortized cost if it meets both of the following conditions:

(i).	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii).	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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Financial assets that meet condition (ii) above that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets is subsequently measured at FVOCI.
All other financial assets are subsequently measured at FVTPL, with changes in fair value recognized in profit or loss. Accounts receivable are classified and measured at amortized cost.
Financial liabilities are classified and measured at amortized cost using the effective interest rate method, except for derivatives that are liabilities, deferred share units, restricted awards and performance awards, which are all classified and measured at FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures and finance lease obligations are classified and measured at amortized cost.
Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:
Level 1 – Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Valuation based on inputs other than quoted prices included in level 1, that are observable directly or indirectly.
Level 3 – Valuation based on inputs that are not based on observable market data.
The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.
Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.
The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as FVTPL and are recorded on the balance sheet at fair value, with fair value changes recorded in profit or loss.
The derivative financial instruments are initiated within the guidelines of the Company’s corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet, to specific firm commitments, or forecasted transactions.
The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items, in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales and purchase contracts are recognized in petroleum and natural gas sales.

j.	Compound Financial Instruments
The Company's compound financial instruments are comprised of its Warrants issued with the Second Lien Notes and the Convertible Debentures that can be converted to common shares at the option of the holder. The number of shares to be issued does not vary with changes in fair value.
The Second Lien Notes and Convertible Debentures liability component are recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the Second Lien Notes and Convertible Debenture and the fair value of the liability components. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.
Subsequent to initial recognition, the liability component of the Second Lien Notes and Convertible Debentures is measured at amortized cost using the effective interest method. The Warrants and equity component of the Convertible Debentures are not re-measured subsequent to initial recognition.

k.	Lease Obligations
Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.

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Assets held under other leases are classified as operating leases and are not recognized in the balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

l.	Basic and Diluted per Share Calculations
Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.

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m.	Finance Income and Expenses
Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of financing costs and discounts, and accretion of the discount on provisions.

n.	Borrowing Costs
Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

o.	Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.	Business Combinations
Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss. If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

q.	Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.
Bellatrix’s functional and presentation currency is Canadian dollars.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
The financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.	Critical Accounting Judgments

I.	Oil and Gas Reserves
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

II.	Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of their assets.

III.	Impairment Indicators and Impairment Reversal
Judgment is required to assess when impairment indicators exist and impairment testing is required with respect to exploration and evaluation assets and property, plant and equipment.

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IV.	Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.
Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form and terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.

V.	Non-monetary Transactions
Judgment is required to determine whether non-monetary transactions have commercial substance.

b.	Critical Estimates and Assumptions

I.	Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.
The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, future estimated commodity prices, royalties and costs, economic and market conditions, timing of cash flows, discount rates, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

II.	Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

III.	Income taxes
Deferred tax assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires Management judgment. These differences could materially impact earnings.

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5.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES
NEWLY ADOPTED ACCOUNTING POLICIES
IFRS 9 Financial Instruments ("IFRS 9")
The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard had no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The adoption of the expected credit loss impairment model for financial assets measured at amortized cost did not result in any additional provision for impairment. The Company has applied IFRS 9 retrospectively, without restatement.
There was no change to the measurement categories for financial liabilities. Financial liability classifications are all unchanged from their classifications under IAS 39. Deferred share units, restricted awards and performance awards continue to be classified as FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (each as defined in Note 7) and finance lease obligations are classified as amortized cost.
A comparison of financial instrument subsequent measurement categories, pre and post adoption of IFRS 9, is as follows:

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL	FVTPL
Foreign exchange risk management contracts	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL	FVTPL
Restricted awards	FVTPL	FVTPL
Performance awards	FVTPL	FVTPL
Credit Facilities	Amortized cost	Amortized cost
Second Lien Notes	N/A	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized. However, IFRS 15 contains new disclosure requirements. See note 13.
IFRS 3 Business Combinations ("IFRS 3")
The Company early adopted the amended IFRS 3 with a date of initial application of November 1, 2018. The amendment provides clarification on determining whether an acquisition made is of a business or a group of assets and introduces an optional concentration test that permits a simplified assessment. The amendments are applied prospectively to all business combinations and asset acquisitions. These impact the asset acquisitions from two joint venture partners in the fourth quarter of 2018 which management has assessed do not meet the definition of a business combination.

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FUTURE ACCOUNTING POLICIES
IFRS 16 Leases ("IFRS 16")

IFRS 16 replaces IAS 17 - "Leases" and the standard will come into effect for annual periods beginning on or after January 1, 2019. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of right-of-use (“ROU”) assets and lease liabilities for most leases. All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard may be applied retrospectively or using a modified retrospective approach. The Company has selected to use the modified retrospective approach which does not require restatement of prior period financial information as the cumulative effect of applying the standard to prior periods is recorded as an adjustment to opening retained earnings. On initial adoption, Bellatrix has elected to use the following practical expedients permitted under the standard:

•	Certain short-term leases and leases of low value assets that have been identified at January 1, 2019 will not be recognized on the balance sheet.

•	At January 1, 2019, Bellatrix will not recognize leases with terms ending within 12 months as short-term leases.

•	Leases having similar characteristics will be measured as a portfolio by applying a single discount rate.

•	For certain leases having associated initial direct costs, Bellatrix will, at initial measurement on transition, exclude these direct costs from the measurement of the ROU asset.

•
At January 1, 2019, any provision for onerous contracts previously recognized will be applied to the associated ROU asset recognized upon transition to IFRS 16, In these cases, there will be no impairment assessment made under IAS 36 - “Impairment of Assets”.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contracts with no impact on retained earnings.
Adoption of the new standard will result in the recognition of additional lease liabilities and ROU assets in excess of approximately $80 million. The Company’s leases that will be recognized on its balance sheet at January 1, 2019 include leases of office leases, compressor leases and equipment leases. The impact on the statement of profit (loss) and comprehensive income (loss) will be as follows:

•	Lower general and administrative expenses, operating costs and higher other income

•	Higher finance expenses due to the interest recognized on the lease obligations; and

•	Higher depreciation expense related to the ROU assets.

6.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to the following risks from its use of financial instruments:
•Credit risk
•Liquidity risk
•Market risk
▪Foreign exchange risk
▪Commodity price risk
▪Interest rate risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.
The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.
The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes

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in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. In order to preserve liquidity and capital resources, in January 2019, Bellatrix’s Board of Directors approved a 2019 net capital budget of between $40 million and $50 million. Bellatrix expects to be able to fund its 2019 capital program by reinvesting cash flow, supplemented by borrowing under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with adjusted funds flow and borrowings under its Credit Facilities, as necessary. Please refer to note 7 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized adjusted funds flow (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (liability component), and plus or minus adjusted working capital (defined below), divided by adjusted funds flow (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized adjusted funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.
The Company’s capital structure and its calculation of total net debt and the total net debt to adjusted funds flow ratio as defined by the Company is as follows:

Debt to Adjusted Funds Flow Ratio
	Year ended December 31,
($000s, except where noted)	2018		2017
Shareholders’ equity	672,725		774,022

Credit Facilities	47,763		52,066
Adjusted working capital deficiency (1)	20,740		23,926
Subtotal	68,503		75,992
Second Lien Notes (mature on September 11, 2023)(2)	137,097		—
Senior Notes (mature May 15, 2020) (2)	196,000		305,409
Net debt (1)	401,600		381,401
Convertible Debentures (liability component)	41,732		39,426
Total net debt (1) at year end	443,332		420,827

Debt to adjusted funds flow ratio (annualized) (3) (4)
Adjusted funds flow (4) (annualized)	62,032		62,800
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.5	x	6.1	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	7.1	x	6.7	x

Debt to adjusted funds flow ratio (4)
Adjusted funds flow for the year (4)	48,025		58,240
Net debt (1) to adjusted funds flow ratio (4) for the year	8.4	x	6.5	x
Total net debt (1) to adjusted funds flow ratio (4) for the year	9.2	x	7.2	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management contract liabilities and decommissioning liabilities. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures (liability component). The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of Credit Facilities and current portion of decommissioning liability. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.

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(2) For the year ended December 31, 2018, Second Lien Notes and Senior Notes includes an unrealized foreign exchange loss of $18.6 million (2017: $22.2 million gain) and does not include an unrealized gain of $3.4 million (2017: $3.9 million loss) on foreign exchange contracts.
(3) For the years ended December 31, 2018 and 2017, net debt and total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon fourth quarter adjusted funds flow annualized.
(4) Adjusted funds flow as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties. Credit risk is considered very low for the Company's risk management contracts due to the external credit ratings of its counterparties and Bellatrix's process for selecting and monitoring credit-worthy counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.
As at December 31, 2018, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$6,672	$8,316	$14,988
Revenue and other accruals	23,252	297	23,549

Less: Allowance for expected credit loss
Balance, beginning of year	—	(889)	(889)
Provision	—	(693)	(693)
Balance, end of year	—	(1,582)	(1,582)

Total accounts receivable	$29,924	$7,031	$36,955
The carrying amount of accounts receivable and risk management assets represent the maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenants described in note 7. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 7, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Company’s Credit Facilities is $100 million and total commitments were $95 million at December 31, 2018. Amounts outstanding under the Credit Facilities were $47.8 million and total outstanding letters of credit were $13.9 million at December 31, 2018. The term of the Company’s Credit Facilities is to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019.

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The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts.
Bellatrix also has Second Lien Notes, Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 7, which mature on September 11, 2023, May 15, 2020 and September 30, 2021, respectively. The maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remains outstanding as at March 14, 2020.
There remains uncertainty and liquidity risk until such time as the Company implements a financing arrangement that addresses the pending maturities under the May 2020 Senior Notes and the Credit Facilities. During 2018, US$104.2 million of Senior Notes were exchanged for Second Lien Notes and common shares. Bellatrix is engaged in ongoing confidential discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing the remaining Senior Notes which mature in May 2020 in order to extend the maturity of the Credit Facilities beyond November 30, 2019. There are no assurances that a transaction will be completed and that an extension of the Credit Facilities will be obtained by the Company or on what terms.
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for other debt or equity securities, or for a combination of cash and securities, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital. In addition, Bellatrix remains in active discussions with existing and potential new lenders with a view to providing additional liquidity to Bellatrix. The amounts involved in any such transactions, individually or in the aggregate, may be material.
As at December 31, 2018 the Company has eliminated net debt associated with its Senior Notes by US$32.1 million (approximately $41.8 million CAD). This included a US$24.1 million reduction through note exchanges for common shares of Bellatrix, as well as a US$8.0 million reduction (approximately $10.5 million CAD) through the Second Lien Refinancing exchange.  In addition, the Second Lien Refinancing exchange benefited the Company’s long term debt maturity profile as it extended the maturity on US$72.1 million of Senior Notes by three years, from 2020 to 2023.
At December 31, 2018 Exchanging Noteholders had subscribed for US$30 million additional Second Lien Notes (see note 7), of which US$9.0 million had been spent and US$21.0 million was committed for use on capital expenditures, development capital, and Senior Notes purchases.
On January 22, 2019, the Company announced that its board of directors had determined to commence procedures for the voluntary delisting of the Company's common shares from the New York Stock Exchange ("NYSE"). Bellatrix has filed a Form 25 with the Securities and Exchange Commission ("SEC") to affect the voluntary delisting of Bellatrix's common shares from the NYSE and the last day of trading was February 11, 2019.
Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities (as noted above) and the ability to access debt and equity markets and the ability to refinance the May 2020 Senior Notes. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2018, the Company has the ability to issue up to an additional $476.0 million in equity securities under its $500 million Shelf Prospectus, which expires on July 29, 2020.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

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The following are the contractual maturities of financial liabilities as at December 31, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$61,211	$61,211	$—	$—	$—
Risk management liability	2,569	917	1,652	—	—
Credit Facilities	47,763	47,763	—	—	—
Second Lien Notes (1)(2)	139,331	—	—	139,331	—
Senior Notes (1)	198,904	—	198,904	—	—
Convertible Debentures (1)	50,000	—	50,000	—	—
Finance lease obligation	5,721	475	938	915	3,393
Total	$505,499	$110,366	$251,494	$140,246	$3,393
(1) Principal amount of the instruments
(2) Maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.

e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Second Lien Notes, Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Second Lien Notes, Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes or Senior Notes or a maximum of three years. See note 17 for the foreign exchange risk management contacts that the Company has entered at December 31, 2018.
For the year ended December 31, 2018, a $0.01 increase or decrease in the CDN$/US$ foreign exchange rate, with all other variables held constant, would impact the profit (loss) before income taxes by approximately $0.6 million.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

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For the year ended December 31, 2018, if the prices for AECO natural gas had increased or decreased by $0.10/mcf, with all other variables held constant, net loss before tax would have be impacted by $5.5 million. For the year ended December 31, 2018, if prices for WTI crude oil had increased or decreased by $1.00/bbl, with all other variables held constant, net profit would be impacted by $3.7 million.
As at December 31, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	January 2019	10,000 GJ/d	$2.54	CDN	AECO
Natural gas fixed	Financial	February 2019	10,000 GJ/d	$2.43	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO
Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	)US	AECO 7A/NYMEX
Natural gas	Financial	January 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.19	)US	AECO 7A/NGI Chicago
Natural gas	Financial	January 1, 2019 to October 31, 2020	5,275 GJ/d	$(1.23	)US	AECO/Dawn Gas Daily

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	January 1, 2019 to December 31, 2019	1,000 bbl/d	$87.50	CDN	WTI - NYMEX
Oil	Financial	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90	CDN	WTI - NYMEX

The following is a summary of the net risk management asset (liability) as at December 31, 2018 and December 31, 2017:

($000s)	2018	2017
Current portion commodity contract asset	$9,852	$31,910
Commodity contract asset (long term)	3,291	1,213
Current portion commodity contract liability	(917)	(4,468)
Commodity contract liability (long term)	(1,652)	—
Foreign exchange contract liability (long term)	—	(3,422)
Net risk management asset (liability)	$10,574	$25,233
Subsequent to December 31, 2018, the Company monetized certain natural gas basis differential arrangements from April 1, 2019 to October 31, 2019 of 26,377 GJ/d for proceeds of $2.4 million. In addition, the Company entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	March 2019	40,000 GJ/d	$2.38	CDN	AECO

h.	Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bear a floating rate of interest. As at December 31, 2018, if interest rates had been 1% lower with all other variables held constant, net loss before income tax for the year ended December 31, 2018 would have been approximately $0.5 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

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i.	Fair Value
The Company’s financial instruments as at December 31, 2018 include accounts receivable, deposits, risk management assets and liabilities, accounts payable and accrued liabilities, finance lease obligations, Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures.
The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.
The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity contracts outstanding in the same commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. At December 31, 2018 and 2017, the impact of netting gross amounts is negligible.
The risk management assets and liabilities at December 31, 2018 include commodity contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount.
Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.
The fair value of financial assets and liabilities, excluding working capital and Credit Facilities discussed above, is attributable to the following fair value hierarchy levels at December 31, 2018 and December 31, 2017:

($000s)		Fair Value
2018	Carrying Value	Level 1	Level 2	Level 3
Financial assets
Risk management asset	13,143	—	13,143	—
Financial liabilities
Risk management liability	2,569	—	2,569	—
Finance lease obligation	5,721	—	7,494	—
Second Lien Notes (3)	137,097	—	139,337	—
Senior Notes (2)	196,000	—	119,342	—
Convertible Debentures (1)	41,732	—	22,500	—
(1) The fair value of the Convertible Debentures is based on the closing market price on the TSX of $45.00 per Debenture as at December 31, 2018, and represents the market value of the entire instrument.
(2) The fair value of the Senior Notes is based on the closing market price of $60.00 per Senior Note as at December 31, 2018.
(3) The fair value of Second Lien Notes approximates the carrying value given the September 11, 2018 date of issuance and additional notes issued on December 11, 2018 at the same terms.

($000s)		Fair Value
2017	Carrying Value	Level 1	Level 2	Level 3
Financial assets
Risk management asset	33,123	—	33,123	—
Financial liabilities
Risk management liability	7,890	—	7,890	—
Finance lease obligation	6,891	—	8,932	—
Convertible Debentures (1)	39,426	—	46,000	—
Senior Notes (2)	305,409	—	299,258	—
(1) The fair value of the Convertible Debentures is based on the closing market price on the TSX of $92.00 per Debenture as at December 31, 2017, and represents the market value of the entire instrument.
(2) The fair value of the Senior Notes is based on the closing market price of $95.63 per Senior Note as at December 31, 2017.

Bellatrix Exploration Ltd.	24

7.	DEBT

($000s)	2018	2017
Credit Facilities - current	$47,763	$—
Credit Facilities - non-current	—	52,066
Second Lien Notes (mature on September 11, 2023 to December 12, 2023)	137,097	—
Senior Notes (mature on May 15, 2020)	196,000	305,409
Convertible Debentures (liability component)	41,732	39,426
Debt	$422,592	$396,901
Credit Facilities
At December 31, 2018, the Company had $47.8 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. In connection with the completion of the Second Lien Refinancing (defined below), the agreement governing the Credit Facilities was amended and restated, with the borrowing base reconfirmed at $100 million with total commitments of $95 million. The terms of the Credit Facilities were amended and restated to, among other things, allow for the completion of the transactions comprising the Second Lien Refinancing, amend the interest and fees payable under the Credit Facilities and provide for an additional financial covenant (refer to Covenants below). The term of the Credit Facilities is to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The next semi-annual redetermination is scheduled for May 2019.
The Credit Facilities bear interest at a floating rate. For the year ended December 31, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.42%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at December 31, 2018, total outstanding letters of credit were $13.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
Second Lien Notes
During 2018, Bellatrix completed a debt refinancing transaction (the "Second Lien Refinancing") pursuant to a note purchase agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80.1 million of the Company’s Senior Notes for US$72.1 million of second lien notes due 2023 (the “Second Lien Notes”). The Second Lien Notes bear interest at 8.5% per annum, payable quarterly, and are secured by a $250 million demand debenture over all of the Company’s assets, which is subordinated to the security provided under the Credit Facilities. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remains outstanding as at March 14, 2020.
In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes, with the proceeds to be used for capital expenditures, development capital and Senior Notes purchases. During 2018 Bellatrix issued US$30 million of additional Second Lien Notes to the Exchanging Noteholders.
The Exchanging Noteholders also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before February 28, 2019. Such availability period has as of March 14, 2019 not been further extended by the parties to the Second Lien Notes Agreement. However, the Company remains in ongoing confidential discussions with parties across its capital structure in connection with potential transaction alternatives. If any of the incremental US$50 million of Second Lien Note capacity is utilized, then the Exchanging Noteholders' commitment to subscribe for additional Second Lien Notes will be limited to US$30 million. The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement, Bellatrix issued warrants to purchase an aggregate of 3,088,205 common shares of Bellatrix to the Exchanging Noteholders at an exercise price of $1.30 per Common Share expiring five years from the issuance date of the warrants. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity.

Bellatrix Exploration Ltd.	25

Second Lien Notes
($000s)	Liability Component	Warrants
Balance, December 31, 2017	$—	$—
Issuance of Second Lien Notes in exchange for Senior Notes(2)	92,451	1,652
Issuance of additional Second Lien Notes for cash proceeds	39,815	—
Unrealized foreign exchange gain (1)	4,719	—
Amortization of discount	112	—
Balance, December 31, 2018	$137,097	$1,652

(1)	Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.

(2)	Warrants component of Second Lien Notes is presented net of tax.

Convertible Debentures
At December 31, 2018 Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. As at December 31, 2018, each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix’s option, in whole or in part from time to time, at a redemption price equal to their principal amount plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares specified period is not less than 125% of the conversion price. On or after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Second Lien Notes, the Senior Notes and any other senior indebtedness.

($000s)	Liability Component	Equity Component
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	$2,006	$—
Balance, December 31, 2017	$39,426	$7,818
Effective interest on Convertible Debentures	2,306	—
Balance, December 31, 2018	$41,732	$7,818
Senior Notes
At December 31, 2018, the Company had outstanding US$145.8 million (2017: US$250 million) of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). During the year ended December 31, 2018 Bellatrix reduced the Senior Notes outstanding by $134.1 million (US$104.2 million) through the Second Lien Refinancing, as well as the transactions described below.
Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $1.3 million, which accrete up to the principal balance at maturity using an effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

Bellatrix Exploration Ltd.	26

($000s)	Amount
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain(1) (2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	$305,409
Unrealized foreign exchange gain (3) (4)	22,032
Amortization of discount and debt issue costs	2,617
Settlement of Senior Notes for equity	(30,673)
Settlement of Senior Notes for Second Lien Notes	(103,385)
Balance, December 31, 2018	$196,000
(1) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518.
(2) Amount does not include unrealized loss on foreign exchange contracts of $3.9 million.
(3) Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.
(4) Amount does not include unrealized gain on foreign exchange contracts of $3.4 million.
During the year ended December 31, 2018, Bellatrix entered into agreements (the "Exchange Agreements") with third parties to exchange US$24.1 million aggregate principal amount of Senior Notes (the "Surrendered Senior Notes") for an aggregate of 19,900,032 Common Shares (the "Note Exchanges"). The Surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value"). Pursuant to the terms of the Exchange Agreements, the Repurchase Value was applied towards the purchase of the Common Shares at a deemed price per Common Share, which was based on a 5% discount to the volume average trading price on the TSX for a period not less than five trading days preceding the effective date of the applicable Exchange Agreement. Bellatrix recorded a gain of $6.1 million on settlement.
Covenants
The agreement governing the Credit Facilities includes two financial covenants that must be met quarterly. The covenants require that the Company maintain a ratio of outstanding Senior Debt (defined below) to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Senior Debt Covenant”) and a First Lien Debt (defined below) to EBITDA ratio of not more than 3.0 times (the "First Lien Covenant").
As at December 31, 2018, the Company was in compliance with the Senior Debt Covenant and First Lien Covenant with a Senior Debt to EBITDA ratio of 2.88 times and a First Lien Debt to EBITDA ratio of 1.15 times.
The agreement governing the Second Lien Notes contains one financial covenant which requires the Company to maintain a ratio of outstanding Senior Debt to EBITDA for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Second Lien Covenant”). The calculations for the financial covenants are based on specific definitions that are not in accordance with IFRS and the calculations cannot be readily replicated by referring to the financial statements.
The following table lists the covenant under the Credit Facilities and Second Lien Notes and the Company’s compliance therewith as at December 31, 2018.

	Covenant as at		Position at
	December 31, 2018		December 31, 2018
Credit Facilities – Covenants	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x
First Lien Debt (3) to EBITDA (2) for the last four fiscal quarters	3.00	x	1.15	x
Second Lien Notes - Covenant
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x
(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities, onerous contracts and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities, current decommissioning liabilities and current onerous contracts. Senior Debt at December 31, 2018 was $224.4 million.

Bellatrix Exploration Ltd.	27

(2) EBITDA is calculated based on terms and definitions set out in the agreements governing the Credit Facilities and Second Lien Notes which adjusts net income for financing costs, income taxes, depletion and depreciation, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2018 was $77.9 million.
(3) "First Lien Debt" is defined as Consolidated Total Debt, excluding any unsecured, second lien or subordinated debt (Second Lien Notes, Senior Notes and Convertible Debentures (liability component)). First Lien Debt at December 31, 2018 was $89.8 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of cash flow to fixed charges (both as defined in the Note Indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0.
The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness, is not more than, subject to certain exceptions, the lesser of (i) the greater of (1) $675 million, and (2) 35% of adjusted consolidated net tangible assets ("ACNTA"), plus $150 million and (ii) 50% of the discounted future net revenues from proved oil and natural gas reserves included in the calculation of ACNTA. ACNTA is defined in the Note Indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $525 million under bank facilities (which include the Credit Facilities) subject to the maximum borrowing base of the Credit Facilities, without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Second Lien Notes and Senior Notes and the Company’s position therewith as at December 31, 2018:

	Covenant as at		Position at
	December 31, 2018		December 31, 2018
Second Lien Notes and Senior Notes – Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25	x	2.00	x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Indenture, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month cash flow (as defined in the Note Indenture, cash flow includes the net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended December 31, 2018, fixed charges were $39.8 million and cash flow was $79.7 million.

8.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2016	$29,246
Additions	1,664
Dispositions	(7,843)
Transfer to oil and natural gas properties	(336)
Balance, December 31, 2017	22,731
Additions	577
Transfer to oil and natural gas properties	(5,601)
Balance, December 31, 2018	$17,707
Exploration and evaluation ("E&E") assets consist of Bellatrix's exploration projects which are pending the determination of proved or probable reserves and production.
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on E&E assets. At December 31, 2018, impairment indicators were identified for E&E assets, primarily as a result of sustained low natural gas prices. No impairment was recognized on E&E assets as the estimated recoverable amount of the assets exceeded their carrying value. The estimated recoverable amount was based on a fair value less costs of disposal calculation determined principally on recent and relevant land sales.

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9.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2016	$2,034,954	$56,060	$26,420	$2,117,434
Additions	111,485	12,058	1,888	125,431
Transfer from exploration and evaluation assets	336	—	—	336
Disposals	(298,102)	—	—	(298,102)
Balance, December 31, 2017	1,848,673	68,118	28,308	1,945,099
Additions	77,837	3,102	1,311	82,250
Transfer from exploration and evaluation assets	5,601	—	—	5,601
Disposals	(7,736)	—	—	(7,736)
Balance, December 31, 2018	$1,924,375	$71,220	$29,619	$2,025,214

Accumulated depletion, depreciation and impairment losses
Balance, December 31, 2016	$806,656	$1,987	$12,219	$820,862
Charge for the year	116,693	1,122	2,837	120,652
Disposals	(196,955)	—	—	(196,955)
Impairment (reversal)	13,150	—	—	13,150
Balance, December 31, 2017	739,544	3,109	15,056	757,709
Charge for the year	100,840	1,854	2,592	105,286
Disposals	(4,343)	—	—	(4,343)
Impairment	$2,140	$—	$—	$2,140
Balance, December 31, 2018	$838,181	$4,963	$17,648	$860,792

Carrying amounts
Balance, December 31, 2017	$1,109,129	$65,009	$13,252	$1,187,390
Balance, December 31, 2018	$1,086,194	$66,257	$11,971	$1,164,422
Bellatrix has included $863 million (2017: $832 million) for future development costs and excluded $41.4 million (2017: $46.6 million) for estimated salvage from the depletion and depreciation calculation for the three months ended December 31, 2018.
For the year ended December 31, 2018, the Company capitalized $7.0 million (2017: $7.6 million) of general and administrative expenses and $0.1 million (2017: $0.8 million) of share-based compensation costs directly related to exploration and development activities.
Acquisitions
Bellatrix completed an acquisition of assets within its core Ferrier area of west central Alberta that includes approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production. The acquisition was funded through a combination of the issuance of 4.00 million common shares of Bellatrix, $7.66 million in cash and $9.1 million in purchase price adjustments.
Bellatrix completed an acquisition of assets within its core Ferrier area of west central Alberta that includes approximately 1,250 boe/d (65% of natural gas, 35% liquids) of low decline (<15%) production. The acquisition was funded through a combination of the issuance of 6.75 million common shares of Bellatrix and $1.75 million in cash.
Dispositions
Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018. During the year ended December 31, 2018 Bellatrix recognized a gain of $14.0 million related to the realized deferred gain and unspent portion of the deferred financing obligation.

Bellatrix Exploration Ltd.	29

During the fourth quarter of 2018, Bellatrix completed the renegotiation of processing agreements for facilities in Bellatrix's core area of west central Alberta, which resulted in a reduction of take-or-pay fees effective July 1, 2018. As part of the transaction, Bellatrix divested a non-controlling working interest ownership in an inactive raw gas gathering pipeline. The disposition of the pipeline resulted in a loss on disposition of $3.4 million.
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million, effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million, effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Additionally, in the second quarter, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.
Impairment Loss
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs. At December 31, 2018, impairment indicators were identified for the Company’s core Central Alberta CGU, non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of sustained low natural gas prices.
The recoverable amount of the Central Alberta, North Alberta and South Alberta CGUs as at December 31, 2018 was determined using a VIU approach, as Bellatrix determined that VIU was greater than FVLCS. VIU was calculated as the net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2018, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.
No impairment was recognized in the Company's core Central Alberta CGU as the estimated recoverable amount of the CGU exceeded its carrying value for the year ended December 31, 2018. The VIU of the Central Alberta CGU was based on before-tax discount rates ranging from 12-15%.
For the year ended December 31, 2018, a non-cash impairment loss of $0.8 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2018 was negative $5.2 million. A non-cash impairment loss of $1.3 million was recognized in the Company’s non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.9 million. The VIU of the North Alberta and South Alberta CGU was based on before-tax discount rates ranging from 15-20%.
The VIU of each CGU was based on the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Natural Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2019	63.50	1.90	20.96	28.58	67.95	1.32
2020	75.55	2.29	37.02	33.24	78.95	1.28
2021	80.50	2.71	45.89	37.03	83.72	1.25
2022	83.25	3.03	54.95	38.30	86.58	1.25
2023	85.60	3.21	58.21	41.52	88.60	1.25
2024	87.62	3.33	61.33	42.93	90.68	1.25
2025	90.01	3.44	62.10	44.10	93.16	1.25
2026	92.68	3.50	63.95	45.41	95.92	1.25
2027	94.53	3.57	65.22	46.32	97.84	1.25
2028	96.42	3.65	66.53	47.25	99.79	1.25
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	—
(1) The InSite price forecasts, effective January 1, 2019.
A 1% increase to the discount rates applied in the impairment calculation for the North Alberta CGU and South Alberta CGU would result in an increase in impairment loss of approximately $0.2 million and nil, respectively for the year ended December 31, 2018, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.

Bellatrix Exploration Ltd.	30

Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs at December 31, 2017. At December 31, 2017, impairment indicators were identified for the Company’s non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of a lack of active development plans in the CGUs. No impairment indicators were identified in the Company’s core Central Alberta CGU in 2017.
For the year ended December 31, 2017, a non-cash impairment loss of $12.2 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2017 was negative $4.7 million. A non-cash impairment loss of $1.0 million was recognized in the Company's non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.3 million. The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 15-20% and the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2018	71.36	2.52	51.38	35.68	74.93	1.27
2019	73.44	2.93	52.88	36.72	77.12	1.25
2020	75.47	3.22	54.34	35.85	79.25	1.23
2021	80.49	3.51	57.96	36.22	84.52	1.22
2022	82.38	3.75	59.31	37.07	86.50	1.20
2023	84.22	3.85	60.64	37.90	88.43	1.19
2024	86.01	3.95	61.93	38.70	90.31	1.18
2025	88.85	4.11	63.97	39.98	93.29	1.18
2026	90.62	4.27	65.25	40.78	95.15	1.18
2027	92.43	4.35	66.55	41.60	97.06	1.18
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	1.18
(1) The InSite price forecasts, effective January 1, 2018.

10.	DECOMMISSIONING LIABILITIES
The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. At December 31, 2018, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $98.5 million (2017: $94.6 million) which will be incurred between 2018 and 2066. A risk-free rate between 1.91% and 2.15% (2017: 1.66% and 2.20%) and an inflation rate of 2.0% (2017: 2.0%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2018.

($000s)	2018	2017
Balance, beginning of year	$60,611	$62,844
Incurred on development activities	678	1,501
Acquired through asset acquisitions	3,462	—
Revisions on estimates	37	3,210
Decommissioning costs incurred	(2,242)	(2,758)
Reversed on dispositions	—	(5,473)
Accretion expense	1,328	1,287
Balance, end of year	$63,874	$60,611

Bellatrix Exploration Ltd.	31

11.	OTHER DEFERRED LIABILITIES

($000s)	Finance lease obligation	Deferred lease inducements	Onerous Contracts	Deferred financing obligations(1)	Deferred gain(1)	Deferred Capital Obligation(1)	Total
Balance, December 31, 2017	$6,891	$2,021	$—	$1,505	$13,020	$4,755	$28,192
Deferred lease inducements	—	(332)	—	—	—	—	(332)
Payments on finance lease	(1,170)	—	—	—	—	—	(1,170)
Loss on onerous contracts	—	—	5,362	—	—	—	5,362
Drawdown deferred financing obligations	—	—	—	(1,505)	—	—	(1,505)
Drawdown deferred capital obligations	—	—	—	—	—	(4,755)	(4,755)
Realized deferred gain	$—	$—	$—	$—	$(13,020)	$—	$(13,020)
Balance, December 31, 2018	$5,721	$1,689	$5,362	$—	$—	$—	$12,772

Current portion of other deferred liabilities	$476	$340	$1,093	$—	$—	$—	$1,909
Long term portion of other deferred liabilities	$5,245	$1,349	$4,269	$—	$—	$—	$10,863
(1) Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018.
Onerous contracts result from unfavourable leases in which the unavoidable costs of meeting the obligations under the contracts exceed the economic benefits expected to be received. As at December 31, 2018, the Company recorded a provision of $5.4 million related to unoccupied office lease premises representing the minimum future payments that the Company is required to make. The onerous contract provision is expected to be settled in periods up to and including the year 2024.
Finance Lease Obligations
Finance leases are for the use of certain constructed facilities. The agreements expire in years 2030 to 2032, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2018 totaled $15.3 million (2017: $15.3 million) with accumulated depreciation of $5.0 million (2017: $4.4 million).
The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2019	$1,317
2020	1,240
2021	1,164
2022	1,088
2023	1,011
Thereafter	5,514
Total lease payments	11,334
Amount representing implicit interest at 15.28%	(5,613)
Total lease obligation at December 31, 2018	$5,721

Bellatrix Exploration Ltd.	32

12.	SHAREHOLDERS’ CAPITAL
During the year ended December 31, 2018, as described in note 7, Bellatrix acquired and canceled US$24.1 million of the Senior Notes, issuing 19,900,032 common shares of Bellatrix in exchange.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At December 31, 2018, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the years ended December 31, 2018 or 2017.

	2018		2017
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,378,026	$1,068,377	49,317,166	$1,068,084
Shares issued on settlement of Senior Notes (note 7)	19,900,032	31,306	—	—
Shares issued on settlement of share-based compensation	87,516	127	60,860	289
Shares issued on property acquisition, net of tax effect (note 9)	10,750,000	12,053	—	—
Flow through shares issued	793,651	1,143	—	—
Share issue costs on equity issue, net of tax effect	—	(387)	—	4
Balance, end of year	80,909,225	$1,112,619	49,378,026	$1,068,377

13.	REVENUE
Bellatrix sells its production pursuant to fixed and variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas, condensate and NGLs to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price.
The majority of crude oil and natural gas is sold under contracts of varying terms of up to one year. The majority of Bellatrix’s NGLs are sold pursuant to one multi-year contract. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally earned under multi-year contracts at fixed fees that vary by volume.
The following table provides a summary of the Company’s revenue disaggregated by revenue source:

($000s)	2018	2017
Crude oil and condensate	$51,761	$51,448
NGLs (excluding condensate)	70,970	54,602
Crude oil, condensate and NGLs	122,731	106,050
Natural gas	100,405	137,775
Petroleum and natural gas sales	223,136	243,825
Other income (1)	5,576	5,574
Total revenue	$228,712	$249,399
(1) Other income primarily consists of processing and other third party income.

At December 31, 2018, receivables from contracts with customers, which are included in accounts receivable, were $20.9 million (December 31, 2017: $25.3 million).

Bellatrix Exploration Ltd.	33

At December 31, 2018, the Company had the following contracts with customers for the sale of future production:

Commodity	Period	Volume	Price
NGL product mix	January 1, 2019 - March 31, 2026	10,000 bbl/d	Varying indices for the relative components of the product mix
Natural gas	January 1, 2019 - October 31, 2020	20,000 MMBtu/d	Chicago
Natural gas	January 1, 2019 - October 31, 2020	25,000 MMBtu/d	Dawn
Natural gas	January 1, 2019 - October 31, 2020	15,000 MMBtu/d	Malin

14.	SHARE-BASED COMPENSATION PLANS
The following tables provide a summary of the Company’s share-based compensation expense (recovery) for the years ended December 31, 2018 and December 31, 2017:

($000s)	2018	2017
Share options expense	$334	$1,074
Deferred share units expense (recovery)	(669)	(583)
Restricted awards expense (recovery)	(80)	178
Performance awards expense (recovery)	(88)	(137)
Share-based compensation expense (recovery) included in general and administrative expense	$(503)	$532
Share-based compensation expense included in operating expense	$110	$167
Total share-based compensation expense (recovery)	$(393)	$699
The following tables provide a summary of the Company’s share options expense for the years ended December 31, 2018 and December 31, 2017:

($000s)	2018	2017
Share options expense	$334	$1,074
Share options expense capitalized	73	600
Gross share option expense	$407	$1,674
The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, December 31, 2018	$543	$321	$212	$1,076
Liability balance, December 31, 2017	$1,212	$754	$457	$2,423

a.	Share Option Plan
Bellatrix has a share option plan whereby the Company may grant share options to its officers, employees, consultants, and other service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to officers, employees, consultants, and other service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

Bellatrix Exploration Ltd.	34

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2018 and 2017, and the weighted average assumptions used in their determination are as noted below:

	2018	2017
Inputs:
Share price	$1.48	$4.27
Exercise price	$1.48	$4.55
Risk free interest rate (%)	2.0	0.9
Option life (years)	2.8	2.8
Option volatility (%)	65	71
Results:
Weighted average fair value of each share option granted	$0.64	$1.87
Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2017: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.
The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2016	$23.22	2,573,024
Granted	$4.55	185,000
Forfeited	$35.10	(877,956)
Expired	$17.12	(257,936)
Balance, December 31, 2017	$15.62	1,622,132
Granted	$1.48	95,000
Forfeited	$21.99	(722,800)
Expired	$36.00	(41,800)
Balance, December 31, 2018	$8.49	952,532
As of December 31, 2018, a total of 6,472,738 common shares were reserved for issuance on exercise of share options, leaving an additional 5,520,206 available for future share option grants.
Share Options Outstanding, December 31, 2018

			Outstanding			Exercisable
Exercise Price			At December 31, 2018	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2018	Weighted Average Exercise Price
$1.48	-	$2.67	95,000	$1.48	4.4	—	—
$2.68	-	$4.47	119,000	$3.85	3.5	39,665	$3.85
$4.48	-	$5.55	446,532	$5.10	2.6	332,688	$5.10
$5.56	-	$10.68	60,000	$6.00	3.3	20,000	$6.00
$10.69	-	$17.38	1,600	$15.68	1.2	1,600	$15.68
$17.39	-	$19.52	204,000	$18.75	1.4	204,000	$18.75
$19.53	-	$46.53	17,400	$33.10	0.7	17,400	$33.10
$46.54	-	$46.90	9,000	$46.89	0.5	9,000	$46.89
$1.48	-	$46.90	952,532	$8.49	2.6	624,353	$10.92

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b.	Deferred Share Unit Plan
Under Bellatrix’s Deferred Share Unit Plan, the Company may grant to non-employee directors, deferred share units (“DSUs”). Each DSU is a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction, in whole or in part, of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).

DSU Continuity
Number
Balance, December 31, 2016	377,667
Granted	260,381
Exercised	(120,150)
Balance, December 31, 2017	517,898
Granted	304,056
Balance, December 31, 2018	821,954

c.	Award Plan
Bellatrix has an Award Incentive Plan (“Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. During 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Award Plan. As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.
RAs granted to employees vest in equal annual amounts over the course of three years. Each RA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date. Unvested RAs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest immediately. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding RAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end.

RA Continuity
Number of RAs
Balance, December 31, 2016	426,395
Granted	652,740
Exercised	(175,833)
Forfeited	(79,815)
Balance, December 31, 2017	823,487
Granted	880,200
Exercised	(317,840)
Forfeited	(202,846)
Balance, December 31, 2018	1,183,001
PAs vest on the third anniversary date of their issuance. Each PA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date, multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. Unvested PAs are forfeited at the time the holder’s employment with the Company ends. Bellatrix incorporates an estimated forfeiture rate of 5% for PAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding PAs are revalued at each financial

Bellatrix Exploration Ltd.	36

reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the 5 trading days preceding period end.

PA Continuity
Number of PAs
Balance, December 31, 2016	303,335
Granted	370,000
Exercised	(61,920)
Forfeited	(38,360)
Balance, December 31, 2017	573,055
Granted	335,800
Exercised	(77,870)
Forfeited	(67,910)
Balance, December 31, 2018	763,075

15.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
The provision for income taxes differs from the expected amount calculated by applying the combined 2018 federal and provincial corporate income tax rate of 27.0% (2017: 27.0%) to net profit (loss) before taxes. This difference results from the following items:

($000s)	2018	2017
Expected income tax expense (recovery)	$(26,471)	$(20,506)
Change in unrecognized deferred tax asset	69,805	44,114
Non-taxable portion of unrealized foreign exchange (gain) loss	3,972	(4,947)
Share based compensation expense	86	610
Flow through share issuance	309	108
Other	594	(3,964)
Deferred tax expense (recovery)	$48,295	$15,415
The change in the unrecognized deferred tax asset in 2017 was a result of the completion of the non-core property disposition in the second quarter of 2017.

Bellatrix Exploration Ltd.	37

The components of the net deferred tax asset at December 31, 2018 are as follows:

($000s)	2018	2017
Deferred tax liabilities:
Risk management contract asset	(3,549)	(8,943)
Convertible Debentures	(2,122)	(2,616)
Deferred tax assets:
Property, plant and equipment and exploration and evaluation assets	$5,280	$(6,845)
Senior Notes	—	756
Finance lease obligation	—	1,860
Onerous lease	—	—
Deferred financing obligation	—	406
Deferred gain on sale	—	3,515
Risk management contract liability	—	1,206
Decommissioning liabilities	—	16,365
Share issue costs	391	840
Non-capital losses	—	40,850
Other	—	904
Deferred tax asset (liability)	$—	$48,298
Deferred income tax expense (recovery) is a non-cash item relating to temporary differences between the accounting and tax basis of Bellatrix's assets and liabilities. As at December 31, 2018, Bellatrix was in a net unrecognized deferred tax asset position due to uncertainty of Bellatrix's ability to realize the tax assets in future years (refer to note 2 (c)). This resulted in a non-cash deferred tax expense of $70.2 million during the year ended December 31, 2018 related to the unrecognized benefit of deductible temporary differences in excess of taxable temporary differences of approximately $165 million and non-capital loss carry forwards of $133 million. As at December 31, 2018, Bellatrix had approximately $1.40 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $133 million that expire in years 2025 through 2036.
A continuity of the net deferred income tax asset (liability) for 2018 and 2017 is provided below:

($000s)	Balance, January 1, 2018	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2018
Property, plant and equipment and exploration and evaluation assets	$(6,845)	$6,845	$—	$—
Decommissioning liabilities	16,365	(16,365)	—	—
Risk management contract asset	(8,943)	8,943	—	—
Risk management contract liability	1,206	(1,206)	—	—
Share issue costs	840	(983)	143	—
Non-capital losses	38,915	(38,915)	—	—
Finance lease obligation	1,860	(1,860)	—	—
Onerous lease	—	—	—	—
Deferred financing obligation	406	(406)	—	—
Deferred gain on sale	3,515	(3,515)	—	—
Alberta non-capital losses greater than Federal non-capital losses	1,935	(1,935)	—	—
Senior Notes	756	(756)	—	—
Convertible Debentures	(2,616)	2,616	—	—
Other	904	(758)	(146)	—
Total	$48,298	$(48,295)	$(3)	$—

Bellatrix Exploration Ltd.	38

($000s)	Balance, January 1, 2017	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2017
Property, plant and equipment and exploration and evaluation assets	$(12,555)	$5,710	$—	$(6,845)
Decommissioning liabilities	16,967	(602)	—	16,365
Risk management contract asset	—	(8,943)	—	(8,943)
Risk management contract liability	4,477	(3,271)	—	1,206
Share issue costs	1,950	(1,110)	—	840
Non-capital losses	38,895	20	—	38,915
Finance lease obligation	2,276	(416)	—	1,860
Deferred capital obligation	5,910	(5,910)	—	—
Deferred financing obligation	2,032	(1,626)	—	406
Deferred gain on sale	2,890	625	—	3,515
Alberta non-capital losses greater than Federal non-capital losses	1,935	—	—	1,935
Senior Notes	418	338	—	756
Convertible Debentures	(3,028)	412	—	(2,616)
Other	1,546	(642)	—	904
Total	$63,713	$(15,415)	$—	$48,298

16.	FINANCE INCOME AND EXPENSES

($000s)	2018	2017
Interest on Credit Facilities (1)	$4,302	$2,194
Interest on Second Lien Notes (2)	3,224	—
Interest on Senior Notes (2)	26,219	30,378
Interest on Convertible Debentures (2)	5,681	5,381
Accretion on decommissioning liabilities (non-cash)	1,328	1,287
Finance expense	$40,754	$39,240

(1)	Includes interest at a floating rate, for the year ended December 31, 2018. The weighted average interest rates for amounts borrowed under the Credit Facilities was 4.42%.

(2)	Includes amortized costs related to the issuance of the Second Lien Notes, Senior Notes and Convertible Debentures (detailed in note 7).

17.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Second Lien Notes and Senior Notes. The Second Lien Notes and Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period with an unrealized foreign exchange gain or loss included in earnings in the period. Realized and unrealized foreign exchange gains and losses are recognized as Second Lien Notes and Senior Notes and other minor foreign currency based transactions are translated and settled during the period.
During the second quarter of 2018 Bellatrix terminated, at no cost, $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020.

($000s)	2018	2017
Unrealized gain (loss) on foreign exchange	(18,617)	22,165
Unrealized gain (loss) on foreign exchange contracts	3,422	(3,867)
Total Unrealized gain (loss) on foreign exchange	$(15,195)	$18,298
Realized gain (loss) on foreign exchange	$(8,296)	$(797)
Gain (loss) on foreign exchange	$(23,491)	$17,501

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18.	PER SHARE AMOUNTS
The calculation of basic earnings per share for the year ended December 31, 2018 was based on a net loss of $146.3 million (2017: net loss of $91.4 million).

	2018	2017
Basic common shares outstanding	80,909,225	49,378,026
Fully dilutive effect of:
Share options outstanding	952,532	1,622,132
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840
Warrants outstanding	3,088,205	—
Fully diluted common shares outstanding	91,122,802	57,172,998
Weighted average shares outstanding	59,734,872	49,351,848
Dilutive effect of share options, Convertible Debentures and Warrants (1)	—	—
Diluted weighted average shares outstanding	59,734,872	49,351,848
Net (loss) profit per share - basic	$(2.45)	$(1.85)
Net (loss) profit per share - diluted	$(2.45)	$(1.85)

(1)
For the year ended December 31, 2018, a total of 952,532 (2017: 1,622,132) share options, 6,172,840 (2017: 6,172,840) shares issuable on conversion of Convertible Debentures and 3,088,205 Warrants (2017: nil) were excluded from the calculation as they were anti-dilutive.

19.	COMMITMENTS
The following is a summary of Bellatrix’s commitments as at December 31, 2018:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$22,433	$41,107	$33,782	$14,745	$112,067
Transportation and processing agreements (2)	$53,943	$92,147	$66,161	$101,882	$314,133
(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.
(2) Transportation agreements is comprised of commitments to third parties to transport natural gas. Processing agreements is comprised of commitments to process natural gas and natural gas liquids through processing facilities.
Bellatrix has commitments of 60,000 MMbtu/d under its physical market diversification contracts, refer to note 13.
Bellatrix is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on Bellatrix’s results of operations or cash flows.
Bellatrix and Keyera Partnership ("Keyera") have entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

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20.	RELATED PARTY TRANSACTIONS
Key Management Compensation
Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2018	2017
Short-term employee benefits (1)	$4,805	$4,901
Share-based compensation (2)	(431)	452
Total key management compensation	$4,374	$5,353
(1) Includes termination benefits for the year ended December 31, 2018 of nil (2017: $1.3 million)
(2) Share-based compensation includes share options, RAs, PAs, and DSUs.
Bellatrix retained one of its directors, Steven J. Pully, who has substantial expertise in debt refinancing transactions, to act as special advisor to a special committee of independent directors (the "Special Committee") that was formed to facilitate and lead the Company's refinancing efforts. As a result of the significant increase in the amount of time Mr. Pully was expected to spend performing in this new role, the Company and Mr. Pully entered into an agreement (the “Advisor Agreement”) pursuant to which Mr. Pully would earn a monthly retainer of $35,000 per month for his services, and could earn additional fees upon the completion of pre-established refinancing milestones. As a result of the successful completion of the Second Lien Refinancing, Mr. Pully earned fees of $1.1 million pursuant to the Advisor Agreement through December 31, 2018.

21.	SUPPLEMENTAL DISCLOSURES

($000s)	2018	2017
Changes in non-cash working capital items:
Accounts receivable	$8,717	$(6,445)
Loans receivable	—	15,000
Deposits and prepaid expenses	193	1,496
Accounts payable and accrued liabilities	(10,958)	(3,578)
Total	$(2,048)	$6,473
Changes related to:
Operating activities	$16,692	$(272)
Financing activities	(6,371)	16,353
Investing activities	(12,369)	(9,608)
Total	$(2,048)	$6,473
Statement of Profit (Loss) and Comprehensive Income (Loss) Presentation
A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the Statement of Profit (Loss) and Comprehensive Income (Loss) for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and gain (loss) on dispositions are presented by their nature. Such presentation is in accordance with industry practice.
Total employee compensation costs included in total production and general administrative expenses in the Statements of Profit (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2018 and 2017 are detailed in the following table:

($000s)	2018	2017
Production	$7,169	$7,860
General and administrative (1)	13,399	19,274
Employee compensation	$20,568	$27,134
(1) Amount shown is net of capitalization.

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